UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 6-K




    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of October 2010

                         Commission File Number 0-21874



                           Berkeley Technology Limited

             (Exact name of registrant as specified in its charter)


                                One Castle Street
                           St. Helier, Jersey JE2 3RT
                                 Channel Islands
                     (Address of principal executive office)

                              011 44 (1534) 607700
              (Registrant's telephone number, including area code)



         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.

                         Form 20-F [X] Form 40-F [ ]


         Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]

         Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FOR IMMEDIATE PRESS RELEASE                                     October 29, 2010

                          Berkeley Technology Limited

London, October 29, 2010 - Berkeley Technology Limited (London: BEK.L) (the "Company") is an international venture capital consulting company incorporated under the laws of Jersey, Channel Islands, with an office in San Francisco, California.



NOTICE OF EXTRAORDINARY GENERAL MEETING
Notice is hereby given that an Extraordinary General Meeting of Berkeley Technology Limited will be held at Ogier, Ogier House, The Esplanade, St. Helier, Jersey, Channel Islands on Tuesday, 23 November 2010 at 9:00 a.m. (local time) for the following purposes:

Special Resolution

That the Company be wound up summarily,  subject to the  Companies  (Jersey) Law
1991, and that the Company distribute its assets among members according to their rights and interests in the Company.

By Order of the Board


/s/ Robert A. Cornman
Robert A. Cornman, Secretary

October 22, 2010



Notes

1. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him/her. A proxy need not be a member of the Company. A form of proxy is enclosed for use at the Extraordinary General Meeting for holders of Ordinary Shares.

2. To be valid, the form of proxy must be lodged with the Company not less than 48 hours before the time fixed for the meeting. Please send your completed proxy to: Robert Cornman, Secretary, Berkeley Technology Limited, P.O. Box 715, Jersey JE4 OPX, Channel Islands.

3. No director  has a contract of service  with the Company.

4. If you have sold or otherwise transferred all of your shares in Berkeley Technology Limited, you should send this document together with the accompanying form of proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

22 October 2010

Dear Shareholders,

As I am sure you are aware, the continued operation of the company, with its complex corporate structure, has been consuming valuable corporate cash. Our current corporate structure is expensive, very complex and inappropriate for a company of our size. We believe that a move to eliminate that structure is now appropriate.

After careful consideration, our Board of Directors has unanimously determined that a summary wind up of the company is in the best interests of the shareholders. Accordingly the Board is requesting shareholder approval of a special resolution to wind up the company and distribute its assets among the shareholders according to each shareholder's ownership in the company. To vote on the special resolution, please either attend the extraordinary general meeting of the company to be held on 23 November 2010 at 9:00 a.m., or ensure that you send back your signed enclosed proxy card to the attention of: Robert Cornman, Secretary, Berkeley Technology Limited, P.O. Box 715, Jersey JE4 OPX, Channel Islands. If the resolution is passed, I will write you further on our plans for the distribution of the company's cash and procedures to claim your entitlement.

Sincerely,


/s/ arthur I. Trueger
Arthur I. Trueger
Chairman

Berkeley Technology Limited
Proxy Card
For holders of Ordinary Shares

Extraordinary General Meeting

9:00 a.m. on 23 November 2010


This Proxy is solicited on behalf of the Company's Board of Directors.

I/We, the undersigned, being (a) Member(s) of the above named Company, hereby appoint Arthur I. Trueger, the Chairman of the Company, or, failing him, Victor
A. Hebert, or, failing him, The Viscount Trenchard, Director of the Company, or, failing him, the Chairman of the Meeting, or
(SEE NOTE 3)
.............................................
as my/our proxy to speak and to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held on 23 November 2010 and at any adjournment thereof.

PLEASE USE BLOCK CAPITALS
FULL NAME(S) OF HOLDER(S) (AND A/C DESIGNATION, IF ANY)

.................................................................................
ADDRESS
.................................................................................
.................................................................................
.................................................................................

SPECIAL RESOLUTION                              FOR       AGAINST       ABSTAIN
.................................................................................
That the Company be wound
up summarily, subject to the
Companies (Jersey) Law 1991,
and that the Company distribute
its assets among members according
to their rights and interests in the
Company.
.................................................................................

NOTES

     1. This proxy card must (a) in the case of an individual be signed by the appointer or his/her attorney and (b) in the case of a corporation be under the Common Seal or under the hand of a duly authorized officer or attorney.

     2. In the case of joint holders, the signature of any one of the holders will be sufficient, but the names of all joint holders should be stated.

     3. If you wish to appoint some person(s) other than those stated to represent you at the meeting, delete as appropriate and insert the name(s) of the person(s) desired in the space provided.

     4. To be valid, all proxy forms must be returned to reach the Company not less than 48 hours before the time fixed for the meeting. Please send your completed proxy to: Robert Cornman, Secretary, Berkeley Technology Limited, P.O. Box 715, Jersey JE4 OPX, Channel Islands.

     5. Completion and return of the form of proxy does not prevent a shareholder from attending and voting at the meeting should he/she subsequently wish to do so.

     6. If any other matters are properly presented at the Extraordinary General Meeting, this proxy will be voted on such matters by the proxy named herein in accordance with the proxy's best judgment.




This Notice of EGM, Chairman's Letter and Proxy are filed in accordance with the Disclosure and Transparency Rules of the Financial Services Authority in the U.K.


                                   **********

Please  address any  inquiries  to:  Robert A. Cornman  Jersey
(0)1534  607700
Company  Secretary
Berkeley  Technology  Limited Notice of EGM,


Chairman's Letter & Proxy A copy of the above documents will be submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.hemscott.com/nsm.do.